Exhibit (a)(5)(I)

TELMEX COMMENCES CASH TENDER OFFER FOR SHARES OF EMBRATEL

Mexico City, October 3, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) (“TELMEX”), owner of approximately 97% of the outstanding common shares and 45% of the outstanding preferred shares of Embratel Participações S.A. (Embratel Holdings), announced today that, through its wholly owned Brazilian subsidiary, Telmex Solutions Telecomunicações Ltda., it has commenced a cash tender offer for any and all remaining outstanding common and preferred shares, including preferred shares represented by American Depositary Shares (ADSs), of Embratel Holdings, at the tender offer price of R$6.95 per 1,000 common shares and R$6.95 per 1,000 preferred shares, plus an adjustment at the monthly Brazilian Taxa Referencial-TR from May 8, 2006, the date the tender offer was announced, through the date of settlement. The tender offer is scheduled to expire at 9:00 a.m., New York City time, for holders of ADSs representing preferred shares of Embratel Holdings, and at 3:00 p.m., New York City time, for holders of common and preferred shares of Embratel Holdings, in each case on November 6, 2006, unless the tender offer is extended or earlier terminated in accordance with applicable Brazilian and U.S. securities laws. The tender offer has been reviewed and approved by the Comissão de Valores Mobiliários (CVM), the Brazilian securities regulatory authority.

The tender offer price represents a premium of approximately 31% over the closing market price for common shares on the São Paulo Stock Exchange, approximately 26% over the closing market price for preferred shares on the São Paulo Stock Exchange and approximately 25% over the closing market price for ADSs representing preferred shares on the New York Stock Exchange, in each case on May 5, 2006, the last trading day before the public announcement of the tender offer. The tender offer price also represents a premium of approximately 35% for common shares, 30% for preferred shares and 34% for ADSs of Embratel Holdings over the weighted average trading prices for the 30 calendar days ending on the last trading day before announcement of the tender offer.

The tender offer is not conditioned on any minimum number of shares being tendered but is subject to other terms and conditions as set forth in the offer to purchase, dated October 3, 2006, and the related letter of transmittal and other material filed by Telmex with the U.S. Securities and Exchange Commission (SEC). Holders are urged to read the offer to purchase carefully before making any decision with respect to the tender offer because it contains important information.

Following the tender offer, if the applicable requirements of Brazilian and U.S. law and certain conditions are met, (a) the CVM will withdraw the registration of Embratel Holdings as a publicly traded company in Brazil and will require the delisting of the common shares and the preferred shares from the São Paulo Stock Exchange, (b) Telmex will cause Embratel Holdings to redeem for cash at the tender offer price, plus an adjustment at the monthly Brazilian Taxa Referencial-TR, any shares that have not been purchased in the tender offer and (c) Telmex will cause Embratel Holdings to terminate the listing of the ADSs on the New York Stock Exchange, to terminate the deposit agreement under which the ADSs are issued and to terminate the reporting obligations of Embratel Holdings under the U.S. securities laws. Each of these steps is subject to different legal requirements and conditions, which are described in the offer to purchase and in the Brazilian notice of tender offer. Whether the requirements for each step are met will depend in part on the number of shares purchased in the tender offer.

Neither Telmex nor Embratel Holdings, nor their respective boards of directors, makes any recommendation to holders of the common shares, preferred shares and ADSs of Embratel Holdings as to whether they should or should not participate in the tender offer.

Questions related to the tender offer may be directed to MacKenzie Partners, Inc., the U.S. information agent for the tender offer, at (212) 929-5500 or toll-free at (800) 322-2885, or to MZ Consult Serviços e Negócios Ltda., the Brazilian information agent for the tender offer, at +55 21 4004-5021. Copies of the offer to purchase, the letter of transmittal and the related documents may be obtained for free from the information agents. These documents have also been filed with the SEC and are available free of charge on the SEC’s website at http://www.sec.gov.

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary network with countrywide coverage and presence in Brazil’s main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil’s leading pay TV operator.